

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2012

<u>Via E-mail</u>
Mr. Michael Forsayeth
Chief Financial Officer
Granite Real Estate Inc.
77 King Street West, Suite 4010
P.O. Box 159
Toronto-Dominion Centre
Toronto, Ontario M5K 1H1
Canada

RE: **Granite Real Estate Inc. (f/k/a MI Developments Inc.)**
Form 40-F for the Fiscal Year Ended December 31, 2011
Filed March 13, 2012
File No. 1-31728

Dear Mr. Forsayeth:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief